AMERICAN RENAL ASSOCIATES HOLDINGS, INC.

966 Cherry Hill Drive

Beverly, Massachusetts 01915

August 4, 2011

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Renal Associates Holdings, Inc. Registration Statement on Form S-4 (File No. 333-175708)

Dear Ladies and Gentlemen:

American Renal Associates Holdings, Inc., the issuer in the above-referenced Registration Statement on Form S-4 (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 5:00 p.m., Eastern Standard Time, on August 8, 2011, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Gerald L. Baxter of Greenberg Traurig LLP at (678) 553-2430.

Very truly yours,

American Renal Associates Holdings, Inc.

By:	/s/ Michael R. Costa

Title:	Vice President, General Counsel